Passage Bio, Inc.

2001 Market Street, 28th Floor

Philadelphia, PA 19103

January 19, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE
Washington, DC 20549

Attention:	Tim Buchmiller

Re:	Passage Bio, Inc. Registration Statement on Form S-1 (File No. 333-252213) originally filed January 19, 2021.

Requested Date: January 21, 2021

Requested Time: 4:30 PM Eastern Time

Ladies and Gentlemen:

Passage Bio, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to declare the above-captioned Registration Statements on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Robert A. Freedman or Ryan Mitteness, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Freedman at (650) 335-7292 or, in his absence, Mr. Mitteness at (206)-389-4533.

* * *

Sincerely,

passage bio, inc.

By:	/s/ Bruce Goldsmith
Bruce Goldsmith, Ph.D.
Chief Executive Officer

cc:	Richard S. Morris, Chief Financial Officer
Passage Bio, Inc.

Ryan Mitteness, Esq.
Robert A. Freedman, Esq.
Fenwick & West LLP